Exhibit 4.20
PURCHASE AND SALE AGREEMENT
     This PURCHASE AND SALE AGREEMENT ( this “Agreement”) is dated this 10thday of November, 2009, and is by and between Vernon E. Faulconer, Inc., as agent and on behalf of its affiliate record title holders (each, an “Affiliate”), Faulconer Resources 1999 Limited Partnership, LLP, a Texas limited liability partnership, Faulconer Resources 2000 Limited Partnership, LLP, a Texas limited liability partnership, Faulconer 2005 Limited Partnership, LLP, a Texas limited liability partnership, and Vernon 2005, Inc., a Texas corporation, whose address is 1001 ESE Loop 323, Suite 160, Tyler, Texas 75701 (jointly “Seller”), and Legacy Energy, Inc., whose address is 1135 Eugenia Place, Suite C, Carpinteria, California 93013 (“Buyer”)(sometimes herein Seller and Buyer are collectively called the “Parties” and, individually, called a “Party”).
RECITALS
     A. Buyer and Seller have entered into discussions regarding the sale and purchase of Seller’s Assets, as such term is defined in Section 2 of this Agreement.
     B. Discussions between Buyer and Seller resulted in, and are evidenced by, that certain letter of intent dated and executed by Buyer on October 22, 2009, and agreed, accepted and executed by Seller on October 23, 2009 (the “Letter of Intent”).
     C. Seller owns and desires to sell the Assets to Buyer pursuant to the terms and conditions of this Agreement.
     D. Buyer will conduct an independent investigation of the nature, condition, and extent of the Assets and desires to purchase the Assets pursuant to the terms of this Agreement.
AGREEMENT
     In consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer and Seller agree as follows:
     1. Agreement to Sell and Buy. Seller agrees to sell and convey to Buyer, and Buyer agrees to purchase, accept, and receive from Seller the Assets, as defined below.
     2. Assets. In this Agreement, the term “Assets” means the following:

     (a) All of Seller’s right, title, and interest in and to: (i) the oil and gas leases and other leasehold interests described in Exhibit A (the “Leases”) less and except the Retained Interests as defined below; and (ii) the oil, gas and all other hydrocarbons, whether liquid or gaseous, in, on, or under or that may be produced from the lands covered by the Leases (the “Lands”) after the Effective Time (as defined in Section 4), less and except any such hydrocarbons in, on, or under or that may be produced from the Retained Interests (the “Hydrocarbons”). The “Retained Interests” means any and all overriding royalty interests and royalty interests owned or held by Seller (or any affiliate of Seller), including those set forth in Exhibit A.
     (b) All of Seller’s right, title, and interest in and to the wells located on the Leases and Lands, or lands pooled or unitized therewith, and described in Exhibit B (the “Wells”), not to exceed the interests stated on Exhibit B, together with all of Seller’s right, title, and interest in and to all injection and disposal wells located on the Leases or Lands.
     (c) All of Seller’s right, title, and interest in and to the rights, to the extent applicable and transferable, in and to all existing and effective unitization, pooling and communitization agreements, declarations and orders, to the extent that they relate to or affect any of the interests described in Sections 2(a) and (b) or the production of Hydrocarbons.
     (d) All of Seller’s right, title, and interest in and to the rights, to the extent applicable and transferable, in and to Hydrocarbon sales, purchase, gathering, transportation and processing contracts, operating agreements, partnership agreements, farmout agreements and other contracts, agreements and instruments relating to the interests described in Sections 2(a), (b) and (c), including, without limitation, any agreements set forth on Exhibit C (the “Contracts”), provided, however, that the Contracts shall not include any insurance contracts.
     (e) All of Seller’s right, title, and interest in and to (i) all of the personal property, equipment and fixtures located on the Leases or Lands and used in association with the Wells as of the Effective Time, including, without limitation: (A) the Fourbear Pipeline System; and (B) approximately 2,651 miles of the Willow Draw Field Unit distribution line facilities, including poles, conductors, transformers, and all other related distribution facilities, and (ii) all other improvements, permits, licenses, approvals, servitudes, rights-of-way, easements, and other surface rights that, as of the Effective Time, are located on or used in connection with the properties and interests described in Sections 2(a) through (d).
     (f) Originals, or if originals are not available, copies of all the files, records, data, and information relating to the Assets described in Sections 2(a) through (e) maintained by Seller (collectively, the “Records”), including, without limitation, all title records, abstracts, title opinions, title certificates, production records, severance tax records, electronic data relating to the Assets, geological data, geophysical data, proprietary seismic, geochemical data, licenses for any technical data, paleontological data, maps, drawings, surveys, stratigraphic studies, consultant studies, electric logs, core data, pressure data, correspondence, interpretive analyses and correlations, and all other information relating to the ownership or operation of the Assets, but excluding the following: (i) all of Seller’s internal appraisals and interpretive data related to the Leases, Lands and Wells; (ii) all information and data subject to contractual restrictions on assignment; (iii) all information subject to a privilege or that is otherwise proprietary information, including, without limitation, trade secrets and other intellectual property; (iv) Seller’s company or corporate financial, employee, and general tax records that do not relate to the Assets; and (v) all accounting files that do not relate to the Assets; provided, however, that Seller may retain a copy of any Records.
For the avoidance of doubt, the Parties acknowledge and agree that: (i) all existing Retained Interests are retained by Seller and are excluded from the sale contemplated by this Agreement; and (ii) the interests set forth in Exhibit B are net of all such existing Retained Interests. Furthermore, and in an abundance of caution, for the avoidance of doubt, the Parties acknowledge and agree that the following are also excluded from the sale contemplated by this Agreement: (i) those certain pumping units of Seller that are stored in the facilities of Seller in the Ferguson Ranch Field, as more particularly described on the attached Schedule 2(f); and (ii) any area wide or other bonds, permits, licenses or authorizations used in the Seller’s business generally or that cannot be transferred to Buyer.
     3. Buyer’s Due Diligence. Immediately upon the execution of this Agreement and until the Closing Date (as defined in Section 9), unless extended by mutual agreement of the Parties, and subject to Buyer’s agreement to maintain the confidentiality of all data and information provided or made available by the Seller pursuant to the provisions set forth below, Seller shall allow Buyer or its representatives to inspect the Assets and the Records at reasonable times and upon reasonable notice during regular business hours. Excluding proprietary geological and geophysical, financial, and tax records of Seller unrelated to the Assets that may incorporate, refer to, or be created from certain information contained in the Records, Buyer shall have the right during such period to conduct its “due diligence” inspection of the Assets and of Seller’s files solely pertaining to the Assets (including title and contract files, well files, and production files) and make copies of the Records at its expense.
     Buyer covenants and agrees to maintain the confidentiality of Confidential Information and covenants and agrees not to use any such Confidential Information other than in connection with this Agreement and not to use any such Confidential Information in any manner detrimental to Seller. For purposes of this Agreement, “Confidential Information” shall mean all data and information provided by or on behalf of Seller hereunder that is not otherwise publicly available and all information related to this Agreement, including the existence of this Agreement and the terms and provisions hereof. The confidentiality and use obligations of Buyer contained in this Section 3 shall continue in effect until the Closing (as defined in Section 9); provided, however, that if any of the Confidential Information includes any information that does not pertain to the Assets (which information Seller is not obligated to make available to Buyer), the confidentiality and use obligations of Buyer contained in this Section 3 shall survive the Closing without limit with respect to such information only and Buyer shall return to Seller any such information and any information derived therefrom in the Buyer’s possession or in the possession of any agents, affiliates or representatives of Buyer. If the Closing does not occur, the confidentiality and use obligations of Buyer contained in this Section 3 shall survive the termination of this Agreement without limit. In addition, in the event that the Closing does not occur, Buyer shall return to Seller any Confidential Information and any information derived therefrom in the Buyer’s possession or in the possession of any agents, affiliates or representatives of Buyer. Buyer acknowledges and agrees that money damages alone may not adequately compensate Seller in the event of breach of this confidentiality provision. Accordingly, Buyer acknowledges and agrees that Seller shall be entitled to injunctive or other equitable relief without the necessity of establishing irreparable harm in the event of breach or threatened breach by Buyer or any agents, affiliates or representatives of Buyer and without the necessity of posting a bond. Such remedy shall not be the exclusive remedy for any breach of this confidentiality provision, but shall be in addition to all other rights and remedies available to Seller at law or in equity. The provisions of this Section 3 shall be in addition to any separate Confidentiality Agreement that may be entered into by the Parties with respect to the transaction contemplated by this Agreement.
     4. Effective Time. The purchase and sale of the Assets shall be effective as of December 1, 2009 at 7:00 a.m. local time at the site of the Assets or, if the Closing does not take place during December 2009, then at 7:00 a.m. local time at the site of the Assets on the first day of the month in which the Closing takes place (the “Effective Time”).
     5. Seller’s Representations. Seller hereby represents to Buyer as follows:
     (a) Existence and Good Standing. Seller is validly existing and, if applicable, in good standing under the laws of the jurisdiction of its organization. Seller has the power and authority to own its property and to carry on its business as now conducted and to enter into and to carry out the terms of this Agreement.
     (b) Qualification. Seller is duly qualified or licensed to conduct business as a foreign corporation, limited liability company or limited liability partnership (as applicable) in each of the jurisdictions in which it owns, leases or operates the Assets.
     (c) Authorization. The execution and delivery of this Agreement by Seller and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate, limited liability company or limited liability partnership action (as applicable).
     (d) Brokers’ Fees. Seller is not a party to, or in any way obligated under, nor does Seller have any knowledge of, any contract or outstanding claim for the payment of any broker’s, marketer’s or finder’s fee in connection with the origin, negotiation, execution or performance this Agreement for which Buyer could be held responsible.
     (e) Non-Contravention. Neither the execution, delivery nor performance of this Agreement by Seller will: (i) conflict with or result in a violation under any provision of Seller’s governing documents; (ii) conflict with or result in a violation of any provision of, or constitute a default under, any contract or agreement or any bank loan, indenture or credit agreement to which Seller is a party or by which any of its properties or assets are bound; (iii) violate any Applicable Law binding upon Seller; (iv) violate any applicable order, writ, judgment or decree of any Governmental Entity binding upon Seller; or (v) result in the creation of any Encumbrance (other than a Permitted Encumbrance) on any of the Assets, except in the instances of (ii), (iii) and (iv) above, for any such conflicts, violations or defaults which would not, individually or in the aggregate, have a Material Adverse Effect. For purposes of this Agreement: (i) “Applicable Law” shall mean any statute, law or ordinance enacted, adopted, issued or promulgated by any Governmental Entity and any order, injunction, judgment directive, rule or regulation of any Governmental Entity having the effect of law; (ii) “Governmental Entity” shall mean any national, state or local government or any subdivision thereof or any arbitrator, court, administrative or regulatory agency, commission, department, board, bureau, body or other government or authority or instrumentality or any entity or person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and (iii) “Material Adverse Effect” shall mean, with respect to a person, any (i) change, development, condition, effect, event or occurrence with respect to the properties, assets, liabilities, condition (financial or otherwise) or results of operations of the person, taken as a whole, that is material and adverse to such person, or (ii) change or effect that prevents the consummation by the person of the transactions contemplated by this Agreement; provided, however, that with respect to clause (i), Material Adverse Effect shall not be deemed to include effects to the extent resulting from (A) changes, after the date hereof, in generally accepted accounting principles of general applicability, or (B) changes, after the date hereof, in Applicable Law of general applicability or interpretations thereof by courts or Governmental Entities, or (C) changes, after the date hereof, in global, national or local political conditions (including the outbreak of war or acts of terrorism) or in general economic or market conditions except to the extent that such changes in general economic or market conditions have a materially disproportionate adverse effect on the person or (D) any required disclosure of the transactions contemplated hereby.
     (f) Approvals. Except for routine change of operator filings, and approvals that are required to be obtained from Governmental Entities that are lessors under leases forming a part of the Assets (or that administer such leases on behalf of such lessors) which are customarily obtained post-closing, no authorization, consent or approval of, or filing with, any entity is required to be obtained or made by Seller for the execution and delivery by Seller of this Agreement and the consummation by Seller of the transaction contemplated hereunder, except for such authorizations, consents, approvals or filings which, if not obtained or made (as applicable) would not, individually or in the aggregate, have a Material Adverse Effect.
     (g) Valid and Binding Agreement. This Agreement has been duly executed and delivered by Seller, and all documents and instruments required hereunder to be executed and delivered by Seller at Closing will be duly executed and delivered by Seller. This Agreement and all such documents and instruments constitute legal, valid and binding obligations of Seller enforceable in accordance with their respective terms, subject, however, to: (i) the effects of bankruptcy, insolvency, reorganization and other similar laws affecting creditors’ rights generally; and (ii) equitable principles which may limit the availability of certain equitable remedies (such as specific performance) in certain instances.
     (h) Proceedings. To Seller’s knowledge, Seller has not received written notice of any pending or threatened third party claims, disputes or litigation (collectively, “Proceedings”) before any court or Governmental Entity involving Seller and the Assets that if adversely determined would, individually or in the aggregate have a Material Adverse Effect. There are no bankruptcy, reorganization or arrangement Proceedings pending or, to Seller’s knowledge, threatened against Seller or currently being contemplated by Seller.
     (i) Royalty. To Seller’s knowledge, all royalties and other payments due on Seller’s interest have been paid.
     (j) Preferential Rights to Purchase. To Seller’s knowledge, the Assets are not subject to any preferential rights to purchase.
     (k) Environmental Violations. To Seller’s knowledge, since Seller’s acquisition of the Assets, Seller has received no written notice of any violations of Environmental Laws (as defined in Section 12) with respect to the Assets (excluding for purposes of this representation any violations of Environmental Laws that are matters of public record.
     6. Buyer’s Representations. Buyer represents to Seller as follows:
     (a) Existence and Good Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Buyer has the power and authority to own its property and to carry on its business, as now conducted, and to enter into and to carry out the terms of this Agreement.
     (b) Authorization. The execution and delivery of this Agreement by Buyer and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on behalf of Buyer.
     (c) Broker’s Fees. Buyer is not a party to, or in any way obligated under, nor does Buyer have any knowledge of, any contract or outstanding claim for the payment of any broker’s, marketer’s or finder’s fee in connection with the origin, negotiation, execution or performance of this Agreement for which Seller could be held responsible.
     (d) Non-Contravention. Neither the execution, delivery nor performance of this Agreement by Buyer will: (i) conflict with or result in a violation under any provision of Buyer’s governing documents; (ii) conflict with or result in a violation of any provision of, or constitute a default under, any material contract or agreement or any bank loan, indenture or credit agreement to which Buyer is a party or by which any of its properties or assets are bound; (iii) violate any Applicable Law binding upon Buyer; (iv) violate any applicable order, writ, judgment or decree of any Governmental Entity binding upon Buyer, except in the instances of (ii), (iii) and (iv) above, for any such conflicts, violations or defaults which would not, individually or in the aggregate, have a Material Adverse Effect.
     (e) Approvals. Except for: (i) routine change of operator filings; and (ii) approvals that are required to be obtained from Governmental Entities that are lessors under leases forming a part of the Assets (or that administer such leases on behalf of such lessors) which are customarily obtained post-closing, no authorization, consent or approval of, or filing with, any entity is required to be obtained or made by Buyer for the execution and delivery by Buyer of this Agreement and the consummation by Buyer of the transaction contemplated hereunder, except for such authorizations, consents, approvals or filings which, if not obtained or made (as applicable) would not, individually or in the aggregate, have a Material Adverse Effect. Buyer is, or at the time of Closing will be, authorized by all applicable Governmental Entities to operate the Assets.
     (f) Valid and Binding Agreement. This Agreement has been duly executed and delivered by Buyer, and all documents and instruments required hereunder to be executed and delivered by Buyer at Closing will be duly executed and delivered by Buyer. This Agreement and all such documents and instruments constitute legal, valid and binding obligations of Buyer enforceable in accordance with their respective terms, subject, however, to: (i) the effects of bankruptcy, insolvency, reorganization and other similar laws affecting creditors’ rights generally; and (ii) equitable principles which may limit the availability of certain equitable, remedies (such a specific performance) in certain instances.
     (g) Proceedings. To Buyer’s knowledge, Buyer has not received written notice of any pending or threatened Proceedings before any court or Governmental Entity involving Buyer that if adversely determined would, individually or in the aggregate have a Material Adverse Effect. There are no bankruptcy, reorganization or arrangement Proceedings pending or, to the Buyer’s knowledge, threatened against Buyer or currently being contemplated by Buyer.
     (h) Independent Evaluation. By reason of Buyer’s knowledge and experience in the evaluation, acquisition and operation of oil and gas properties, Buyer has evaluated the merits and risks of purchasing the Assets and has formed an opinion based solely upon

Buyer’s knowledge and experience and not upon any representations by Seller (other than the specific representations of Seller set forth in Section 5).
     (i) Securities Laws. Buyer is acquiring the Assets for its own account and not with the intent to make a distribution within the meaning of the Securities Act of 1933, as amended (and the rules and regulations promulgated thereunder or pertaining thereto) or a distribution thereof in violation of any applicable securities laws.
     7. Purchase Price. The purchase price for the Assets shall be Twenty-Seven Million and No/100 Dollars ($27,000,000.00) (the “Purchase Price”), as adjusted pursuant to this Agreement. The Estimated Purchase Price (as defined below) shall be paid by Buyer to Seller at Closing by cashier’s check or by wire transfer of immediately available funds to an account designated in writing by Seller not later than two (2) Business Days prior to the date such payment is due (as used herein, the term “Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in Tyler, Texas or Tulsa, Oklahoma, are authorized or required by law to remain closed). All revenues, expenses and capital costs accruing after 7:00 a.m. on the Closing Date will be for the Buyer’s account. Other than the adjustments described below, there shall be no adjustments to the Purchase Price.
     (a) Earnest Money Non-Refundable Deposit. Upon execution of this Agreement, Buyer shall deliver to Seller an earnest money non-refundable deposit, in cash or its equivalent, of One Million and No/100 Dollars ($1,000,000.00) (the “Earnest Money Non-Refundable Deposit”). The Earnest Money Non-Refundable Deposit shall be credited to the Purchase Price at Closing, or if there is no Closing, shall be treated as set forth in Section 15.
     (b) Adjustments to Purchase Price. The Purchase Price shall be adjusted for the customary pre-Effective Time and post-Effective Time production revenues and expenditures attributable to the Assets, including adjustments for production in tanks at the Effective Time (using the daily gauging reports prepared by Buyer if Buyer operates the Assets), “take-or-pay” make-up rights, prepaid expenses, taxes (apportioned as set forth in Section 11), all revenues received by Buyer or Seller from the sale of oil and gas from the Assets, all normal and customary costs and burdens associated with the ownership and operation of the Assets, and such other adjustments as are usual or customary in the purchase and sale of producing oil and gas properties, or as are agreed upon by the Parties.
     (c) Preliminary Settlement Statement. Not later than three (3) Business Days prior to the Closing Date, Seller shall prepare in accordance with generally accepted accounting principles and deliver to Buyer for comment and approval by Buyer, the statement attached as Schedule 7(c) setting forth adjustments to the Purchase Price up to the Closing Date (together with such backup or supporting information as may be reasonably necessary to permit Buyer to understand the determination of such adjustments contained therein (the “Preliminary Settlement Statement”). At the Closing, Buyer shall pay the

Purchase Price, as adjusted by the estimated Purchase Price adjustments reflected on the Preliminary Settlement Statement (the “Estimated Purchase Price”), less the Earnest Money Non-Refundable Deposit (such amount, the “Closing Payment Amount”).
     (d) Final Settlement Statement.
          (i) After Closing, the Purchase Price shall be adjusted pursuant to a statement in form and substance similar to the Preliminary Settlement Statement (the “Revised Settlement Statement”) prepared by Seller and delivered by Seller to Buyer on or before sixty (60) days following the Closing Date, setting forth each adjustment or payment that was not finally determined as of the Closing and showing the calculation of such adjustment and the resulting adjusted Purchase Price (the “Adjusted Purchase Price”). The Revised Settlement Statement shall become final and binding upon the Parties on the fifteenth (15th) day following receipt thereof by Buyer (the “Final Settlement Date”) unless Buyer gives written notice of its disagreement (a “Notice of Disagreement”) to Seller prior to such date. Any Notice of Disagreement shall specify in detail the dollar amount, nature and basis of any disagreement so asserted. If a Notice of Disagreement is received by Seller in a timely manner, then the Parties shall resolve the dispute evidenced by the Notice of Disagreement in accordance with Section 16.
          (ii) If the amount of the Adjusted Purchase Price as set forth on the Final Settlement Statement, as such term is defined hereafter, exceeds the amount of the Estimated Purchase Price paid at the Closing, then Buyer shall pay to Seller, the amount by which the Adjusted Purchase Price as set forth on the Final Settlement Statement exceeds the amount of the Estimated Purchase Price paid at the Closing within five (5) Business Days after the Final Settlement Date. If the amount of the Adjusted Purchase Price as set forth on the Final Settlement Statement is less than the amount of the Estimated Purchase Price paid at the Closing, then Seller shall pay to Buyer the amount by which the Adjusted Purchase Price as set forth on the Final Settlement Statement is less than the amount of the Estimated Purchase Price paid at the Closing within five (5) Business Days after the Final Settlement Date. For purposes of this Agreement, the term “Final Settlement Statement” shall mean: (i) the Revised Settlement Statement if such Revised Settlement Statement becomes final pursuant to Section 7.d(i); or (ii) upon resolution of any Dispute regarding a Notice of Disagreement, the Revised Settlement Statement reflecting such resolution, which, pursuant to Section 16, the Parties shall issue, or cause the Independent Expert, as such term is defined in Section 16, to issue following such resolution.
     8. Title Matters. The term “Defensible Title” to the Assets means such title of Seller that, subject to and except for the Permitted Encumbrances: (i) entitles Seller to receive and retain, without reduction, suspension or termination, an interest in production from the Wells not less than the net revenue interest (“NRI”) as set forth on Exhibit B; and (ii) obligates Seller to bear the costs and expenses attributable to the Wells of not more than the working interest (“WI”) as set forth on

Exhibit B, in each case as to the interest in the Assets subject thereto. The Allocated Value, as such term is defined herein, of each of the Wells relative to the Purchase Price is set forth on the attached Schedule 8. The term “Allocated Value” shall mean, with respect to any Well, the value which Buyer, in consultation with Seller, has assigned to each Well, as set forth on the attached Schedule 8.
     (a) Permitted Encumbrances. The Assets shall be transferred to Buyer free and clear of all royalties and overriding royalties (other than the Retained Interests excluded from the sale of Assets hereunder pursuant to Section 2(a)), production payments, debts, liens, mortgages, security interests, contract obligations, claims, and encumbrances (“Encumbrances”), except the following (the “Permitted Encumbrances”):
     i. Encumbrances securing amounts not yet delinquent for Taxes and for services of mechanics and materialmen or other liens that are being contested in good faith by Seller;
     ii. Encumbrances of a form and scope customary in the oil and gas industry that arise under operating agreements and other similar instruments and agreements;
     iii. Operating agreements, oil and gas sales contracts, the Contracts, and other contracts that are usual and customary in the industry;
     iv. Easements, rights-of-way, servitudes, permits, surface leases, surface use restrictions and other surface uses and impediments on, over or in respect of any of the Assets that appear of record in the public records;
     v. Rights reserved to or vested in any Governmental Entity to control or regulate any of the Assets in any manner and all Applicable Laws;
     vi. Royalties, overriding royalties, production payments and other burdens on production from the Assets in existence on the date of any of the assignments from Seller’s predecessors in title to Seller or acquisition of any of the Assets; and
     vii. other reasonable Encumbrances agreed to in writing by the Parties.
     (b) Notice of Title Defect. Buyer shall deliver Seller a written notice of any claimed defect affecting Seller’s Defensible Title to any of the Assets (“Title Defect”) on or before fifteen (15) days prior to the Closing Date at 5:00 p.m. at the location of Seller’s offices (“Notice of Title Defect”). A Notice of Title Defect shall be effective only if it includes a description of and documentation supporting the basis for the Title Defect and the value of the claimed defect and associated computations.

     (c) Defect Adjustments. No adjustments shall be made to the Purchase Price for any uncured Title Defect unless the aggregate amount of all Notices of Title Defects exceeds five percent (5%) of the Purchase Price, in which case the Purchase Price may be adjusted to such amount as is mutually agreeable to the Parties or, in lieu of an adjustment to the Purchase Price, Seller shall have the option to remedy such Title Defects or to terminate this Agreement and refund the Earnest Money Non-Refundable Deposit to the Buyer. The Parties agree that, upon Closing, any uncured Title Defects shall be deemed to be waived by Buyer.
     9. Closing. The closing of the transaction contemplated by this Agreement (the “Closing”) shall be held on or before December 31, 2009 (the actual date on which the Closing takes place being the “Closing Date”), at Seller’s offices at 9:00 a.m. or at such other time and place as the Parties may agree in writing. If the Closing has not occurred by January 15, 2010, the Seller, by written notice to the Buyer pursuant to Section 17(c) of this Agreement, may terminate this Agreement without any further obligation to the Buyer except as provided in Section 15(b)(iii) of this Agreement. At Closing (or prior thereto if so provided below), the following events shall occur, each being a condition precedent to the others and each being deemed to have occurred simultaneously with the others:
     (a) Assignment. Seller shall cause to be executed, acknowledged and delivered to Buyer, in multiple execution originals conformed to reflect both the proper Affiliate and the portion of the Assets owned by such Affiliate, an Assignment, Bill of Sale and Conveyance, a form of which is attached as Exhibit D, effective as of the Effective Time, conveying the Assets to Buyer with no representations or warranties, express, implied or statutory, except for the limited or special warranty of title by, through and under Seller, but not otherwise (the “Assignment”). All personal property and fixtures are conveyed “AS IS, WHERE IS” and without warranty of title, either express or implied. In addition, Seller shall deliver to Buyer such other assignments, bills of sale, or deeds necessary to transfer the Assets to Buyer, including any conveyances on official forms and related documentation necessary to transfer the Assets to Buyer in accordance with requirements of applicable governmental regulations, if any.
     (b) Preliminary Settlement Statement. Seller and Buyer shall execute and deliver the Preliminary Settlement Statement.
     (c) Purchase Price. Buyer shall deliver to Seller the Closing Payment Amount by cashier’s check or by wire transfer of immediately available funds.
     (d) Earnest Money Non-Refundable Deposit. The Earnest Money Non-Refundable Deposit shall be credited to the Purchase Price.

     (e) Insurance and Bonding. Buyer shall deliver to Seller evidence of appropriate State, federal, tribal and local bonds relating to ownership of the Assets after the Closing.
     (f) Operations. On all Assets operated by Seller, Seller shall resign as operator of the Assets and vote for Buyer as the operator of the Assets as of the Effective Time and provide Buyer evidence of such at Closing. Prior to Closing, Buyer shall provide to Seller its Operator No. for the State of Wyoming and any other evidence of Buyer’s authority to operate the Assets that is in the possession of Buyer or that Seller reasonably requests.
     (h) Officer’s Certificate. Each of the Parties shall have delivered to the other a certificate of a corporate officer, dated the date of Closing, certifying on behalf of each as set forth in the certificates attached as Exhibit E for Seller, and Exhibit F for Buyer.
     10. Apportionment of Production Revenues and Expenses. For the purposes of the Preliminary Settlement Statement and the Final Settlement Statement, all revenues, obligations, liabilities and expenses associated with the Assets shall be apportioned as of the Effective Time between Buyer and Seller, with Buyer assuming all post-Effective Time revenues and expenses and Seller retaining all pre-Effective Time revenues and expenses. The Final Settlement Statement shall be the final settlement of all revenue and expense matters between the Parties. Accordingly, except as may be adjusted by the Final Settlement Statement, effective on the Closing Date, Buyer expressly assumes all obligations and liabilities for all production, revenues, costs, expenses, and Taxes, as defined in Section 11, attributable to the Assets post-Effective Time.
     11. Taxes. All taxes, including ad valorem, property, production, excise, net proceeds, severance and other similar obligations assessed against the Assets or based on or measured by the ownership of the Assets or production therefrom (collectively, “Taxes”), shall be prorated between Seller and Buyer as of the Effective Time; provided, however, that any Taxes determined by the value of any production shall be deemed to be attributable to the period during which such Taxes are assessed and not attributable to the year in which the production occurred.
     12. Buyer’s Representation and Acknowledgment Regarding Environmental Matters. Buyer represents that it is familiar with all aspects of owning oil and gas properties and conducting operations on such properties. Buyer acknowledges that the Assets have been utilized for the purpose of exploration, production and development of oil and gas, and that Buyer has been informed and is aware that oil and gas producing formations can contain naturally occurring radioactive material (“NORM”) and that some oil field production equipment and/or facilities may contain asbestos and/or NORM.
     Buyer acknowledges that the Assets are subject to certain Environmental Laws regarding the environmental condition of the Lands. For purposes of this Agreement “Environmental Laws” shall mean all existing federal, state or local laws, court decisions, rules, ordinances, orders, directives or regulations pertaining to health or the environment, as may be interpreted by applicable court decisions or administrative orders, including, without limitation, the Clean Air Act, as amended, the Comprehensive Environmental Response, Compensation and Liability Act, as amended, the Federal Water Pollution Control Act, as amended, the Occupational Safety and Health Act, as amended, the Resources Conservation and Recovery Act, as amended, the Safe Drinking Water Act, as amended, the Toxic Substances Control Act, as amended, the Superfund Amendment and Reauthorization Act of 1986, as amended, the Hazardous Materials Transportation Act, as amended, and comparable state and local laws.
     13. Assumption of Liabilities and Obligations by Buyer. Upon Closing, Buyer shall assume and pay, perform, fulfill and discharge all claims, costs, expenses, liabilities and obligations accruing or relating to the owning, developing, exploring, operating or maintaining of the Assets or the producing, transporting and marketing of Hydrocarbons from the Assets, including, without limitation, all obligations arising under the Leases, all environmental obligations and liabilities (including all obligations and liabilities resulting from any violation of Environmental Laws or with respect to any environmental condition, whether arising before or after the Effective Time), all obligations to plug and abandon all Wells and reclaim or restore the surface of the Lands and all Well sites, all obligations arising under the Contracts and other agreements covering or relating to the Assets (with respect to which Contracts and other agreements covering or relating to the Assets, Assignee agrees to be bound by, assume the obligations and rights arising under, and perform all of the terms, covenants and conditions contained therein) (collectively, the “Assumed Liabilities”).
     14. Indemnities.
     (a) Buyer’s Indemnification and Release of Seller . PROVIDED THAT THE CLOSING OCCURS, BUYER SHALL RELEASE, DEFEND, INDEMNIFY, SAVE AND HOLD HARMLESS SELLER, VERNON E. FAULCONER, INC., AND THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, PARTNERS, REPRESENTATIVES, MEMBERS, SHAREHOLDERS, AFFILIATES, SUBSIDIARIES, SUCCESSORS AND ASSIGNS (COLLECTIVELY, THE “SELLER INDEMNITEES”) FROM AND AGAINST ANY AND ALL LOSSES INCURRED BY THE SELLER INDEMNITEES AS A RESULT OF, ARISING OUT OF, OR RELATED TO, (i) THE ASSUMED LIABILITIES, (ii) THE OPERATION OF THE ASSETS, (iii) THE OWNERSHIP OR CONDITION OF THE ASSETS (INCLUDING BUT NOT LIMITED TO THE ENVIRONMENTAL CONDITION OF THE ASSETS), (iv) ANY OTHER ENVIRONMENTAL MATTER RELATING TO OR AFFECTING THE ASSETS OR (iv) THIS AGREEMENT, WHETHER THE MATTERS GIVING RISE TO SUCH LOSSES AROSE BEFORE OR ARISE AFTER THE EFFECTIVE TIME AND REGARDLESS WHETHER CAUSED OR CONTRIBUTED TO BY THE SOLE, JOINT, COMPARATIVE OR CONCURRENT NEGLIGENCE (INCLUDING GROSS NEGLIGENCE), STRICT LIABILITY OR OTHER FAULT OF ANY OF THE SELLER INDEMNITEES. FOR PURPOSES OF THIS AGREEMENT, “LOSSES” SHALL MEAN ALL CLAIMS, DAMAGES, LIABILITIES, CAUSES OF ACTIONS, COSTS AND EXPENSES (INCLUDING, WITHOUT LIMITATION, INVOLVING THEORIES OF NEGLIGENCE OR STRICT LIABILITY AND INCLUDING COURT COSTS AND REASONABLE FEES OF ATTORNEYS, TECHNICAL EXPERTS, AND

EXPERT WITNESSES) OF THE SELLER INDEMNITEES. BUYER SHALL BE DEEMED TO HAVE RELEASED SELLER AT THE CLOSING FROM ANY LOSSES FOR WHICH BUYER HAS AGREED TO INDEMNIFY SELLER HEREUNDER.
     (b) If the Closing occurs, except as provided in Section 3 with respect to the confidentiality and use obligations of Buyer and except with respect to any other injunctive or other equitable relief to which Seller may be entitled to enforce the Assumed Liabilities or other obligations of Buyer hereunder, the indemnity obligations set forth in this Agreement shall be the exclusive remedy for the Parties for the breach of any representation, covenant or obligation set forth in this Agreement or for any claim arising out of, resulting from or related to the transaction contemplated by this Agreement, and each Party hereby releases, waives and discharges, and covenants not to sue (and shall cause its affiliates, agents and representatives to release, waive, discharge and covenant not to sue) with respect to, any cause of action not expressly provided for in this Agreement.
     15. Termination.
     (a) Right of Termination. This Agreement may be terminated at any time at or prior to the Closing:
          (i) by mutual written consent of the Parties;
          (ii) by Seller in accordance with the provisions of Section 8(c) if the aggregate amount of all Notices of Title Defects exceeds five percent (5%) of the Purchase Price; or
          (iii) by Seller if the Closing has not occurred by January 15, 2010.
     (b) Effect of Termination on the Earnest Money Non-Refundable Deposit. The Earnest Money Non-Refundable Deposit shall be treated as follows in the event of termination in accordance with Section 15(a):
          (i) In the event of termination under Section 15(a)(i), the Parties shall mutually agree as to the disposition of the Earnest Money Non-Refundable Deposit.
          (ii) In the event of termination under Section 15(a)(ii), Seller shall return the Earnest Money Non-Refundable Deposit to Buyer and Buyer shall have waived all other legal and equitable remedies arising as a result of such termination.
          (iii) In the event of termination under Section 15(a)(iii) at a time when Seller is in default hereunder and Buyer is in compliance with all the terms hereof and all Closing conditions hereunder and has tendered performance at Closing, Seller shall return the Earnest Money Non-Refundable Deposit to Buyer and Buyer shall have waived all other legal and equitable remedies arising as a result of such termination.

          (iv) In the event of termination under Section 15(a)(iii) at a time when (x) Seller is not in default hereunder or (y) Seller is in default hereunder but Buyer is not in compliance with all the terms hereof and all Closing conditions or has not tendered performance at Closing, Seller shall be entitled to retain the Earnest Money Non-Refundable Deposit as liquidated damages.
          (v) In the event of any termination hereof not otherwise provided for above, Seller shall be entitled to retain the Earnest Money Non-Refundable Deposit as liquidated damages.
     (c) Other Effects of Termination. Following termination of this Agreement and treatment of the Earnest Money Non-Refundable Deposit as provided for above, except as provided otherwise in Section 3, no Party shall have any further obligation or liability to the other or to any person under this Agreement at law or in equity.
     16. Dispute Resolution.
     (a) Independent Expert. Each Party shall have the right to submit disputes regarding calculation of the Revised Settlement Statement or revisions thereto (each a “Dispute”), to a person who is mutually agreeable to the Parties (the “Independent Expert”), who shall serve as sole arbitrator. The Independent Expert will have no authority to award damages of any kind (including, without limitation, punitive damages) not measured by the prevailing Party’s actual damages and may not, in any event, make any ruling, finding, or award that does not conform to the terms and conditions of this Agreement. The limitation of damages in this Section 16(a) shall apply to any arbitration no matter when the proceeding is initiated and shall survive the termination or extinction of this Agreement without limit.
     (b) Procedures. Disputes to be resolved by an Independent Expert shall be resolved in accordance with mutually agreed procedures and rules and failing such agreement, in accordance with the rules and procedures for arbitration provided in Section 16(a).The Independent Expert shall be instructed by the Parties to resolve such Dispute as soon as reasonably practicable in light of the circumstances. The decision and award of the Independent Expert shall be binding upon the Parties as an award under the Federal Arbitration Act and final and nonappealable to the maximum extent permitted by law, and judgment thereon may be entered in a court of competent jurisdiction and enforced by any Party as a final judgment of such court.
     (c) Federal Arbitration Act. Such arbitration shall be conducted pursuant to the Federal Arbitration Act, except as expressly provided otherwise in this Agreement. The validity, construction, and interpretation of this Section 16, and all procedural aspects of the arbitration conducted pursuant hereto shall be decided by the Independent Expert. The arbitration shall be administered by the American Arbitration Association (the “AAA”), and shall be conducted pursuant to the Commercial Arbitration Rules of the AAA (the “Rules”), except as expressly provided otherwise in this Agreement. The arbitration proceedings shall be subject to any optional rules contained in the Rules for emergency measures and, in the case of Disputes with respect to amounts in excess of $1 million, optional rules for large and complex cases.
     (d) Venue. All arbitration proceedings hereunder shall be conducted in Tyler, Texas.
     (e) Substantive Law. In deciding the substance of the Dispute, the Independent Expert shall refer to the substantive laws of the State of Texas for guidance (excluding choice-of-law principles that might call for the application of the laws of another jurisdiction). Matters relating to arbitration shall be governed by the Federal Arbitration Act.
     (f) Fees and Awards. The fees and expenses of the Independent Expert shall be borne equally by the Parties.
     (g) Binding Nature. The decision and award of the Independent Expert shall be binding upon the Parties and final and nonappealable to the maximum extent permitted by law, and judgment thereon may be entered in a court of competent jurisdiction and enforced by any Party as a final judgment of such court.
17. Miscellaneous.
          (a) Survival of Provisions. Except for the special or limited warranty of title in the Assignment, no representations or warranties of Seller contained in this Agreement shall survive Closing.
          (b) Expenses. Except as otherwise specifically provided, all fees, costs and expenses incurred by Buyer or Seller in negotiating this Agreement or in consummating the transactions contemplated by this Agreement shall be paid by the Party incurring the same.
          (c) Notices. All notices under this Agreement shall be in writing and addressed as set forth below. Any communication or delivery hereunder shall be deemed to have been duly made and the receiving Party charged with notice: (i) if personally delivered, when received: (ii) if mailed, three (3) Business Days after mailing, certified mail, return receipt requested: or (iii) if sent by overnight courier, one (1) day after sending. All notices shall be addressed as follows:
     If to Seller:
Jean Crawley, CPL
Vice President, Land and Administration
Vernon E. Faulconer, Inc.
P.O. Box 7995
Tyler, Texas 75711
(903) 581-4382 # 215
(903) 581-5072 (fax)

          If to Buyer:
Clarence Cottman
President
Legacy Energy, Inc.
1135 Eugenia Place, Suite C
Carpinteria, California 93013
(805) 566 2900 #102
(805) 566 2917 (fax)
     Any Party may, by written notice so delivered to the other Parties, change the address or individual to which delivery shall thereafter be made.
          (d) Amendments. This Agreement may not be amended nor any rights hereunder waived except by an instrument in writing signed by the Party to be charged with such amendment or waiver and delivered by such Party to the Party claiming the benefit of such amendment or waiver.
          (e) Assignment. Buyer shall not assign all or any portion of its respective rights or delegate all or any portion of its respective duties under this Agreement unless: (i) it continues to remain primarily liable for the performance of its obligations hereunder; and (ii) it obtains the prior written consent of the Seller, which consent will not be unreasonably withheld.
          (f) Announcements. Seller and Buyer shall consult with each other with regard to all press releases and other announcements issued after the date of this Agreement and prior to the Closing Date concerning this Agreement or the transactions contemplated hereby and, except as may be required by applicable laws or the applicable rules and regulations of any governmental agency or stock exchange, neither Buyer nor Seller shall issue any such press release or other publicity without the prior written consent of the other Party, which consent shall not be unreasonably withheld.
          (g) Governing Law. THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY AND ANY ARBITRATION OR DISPUTE RESOLUTION PROCEEDINGS THAT MAY BE CONDUCTED PURSUANT HERETO SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY, THE LAWS OF THE STATE OF TEXAS, WITHOUT REGARD TO ANY CONFLICT OF LAW RULES THAT WOULD DIRECT APPLICATION OF THE LAWS OF ANOTHER JURISDICTION, EXCEPT TO THE EXTENT THAT IT IS MANDATORY THAT THE LAW OF SOME OTHER JURISDICTION, WHEREIN THE ASSETS ARE LOCATED, SHALL APPLY.
          (h) Jurisdiction. EACH OF THE PARTIES SUBMITS TO THE EXCLUSIVE PERSONAL JURISDICTION OF THE COURTS LOCATED IN SMITH COUNTY, TEXAS, IN ANY ACTION OR PROCEEDING ARISING UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AND NO ACTION OR PROCEEDING SHALL BE BROUGHT IN ANY OTHER PLACE.

          (i) Entire Agreement. This Agreement, the Letter of Intent and any separate Confidentiality Agreement that may be entered into by the Parties constitute the entire understanding among the Parties, their respective partners, shareholders, officers, directors and employees with respect to the subject matter hereof, superseding all negotiations, prior discussions and prior agreements and understandings relating to such subject matter. If any conflict arises between the terms of the Letter of Intent and this Agreement, this Agreement shall control.
          (j) Binding Effect. This Agreement shall be binding upon, and shall inure to the benefit of, the Parties hereto, and their respective successors and assigns.
          (k) Disclaimer of Representations and Warranties. Except for the representations expressly set forth herein, the Parties hereto each disclaim all liability and responsibility for any other representation, warranty, statement or communication (orally or in writing) to any other Party wherever and however made, including, but not limited to, those made during any negotiations. Without limiting the generality of the foregoing, neither Party makes any representation or warranty as to: (i) the amount, value, quality or deliverability of petroleum, natural gas or other reserves attributable to the Assets; or (ii) any geological, engineering or other interpretations of economic valuation. BUYER ACKNOWLEDGES THAT SELLER HAS NOT MADE, AND SELLER HEREBY EXPRESSLY DISCLAIMS AND NEGATES, AND BUYER HEREBY EXPRESSLY WAIVES, ANY REPRESENTATION OR WARRANTY, EXPRESS, IMPLIED, AT COMMON LAW, BY STATUTE OR OTHERWISE RELATING TO: (a) PRODUCTION RATES, RECOMPLETION OPPORTUNITIES, DECLINE RATES, GAS BALANCING INFORMATION OR THE QUALITY, QUANTITY OR VOLUME OF THE RESERVES OF HYDROCARBONS, IF ANY, ATTRIBUTABLE TO THE ASSETS; (b) THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY INFORMATION, DATA OR OTHER MATERIALS (WRITTEN OR ORAL) NOW, HERETOFORE OR HEREAFTER FURNISHED TO BUYER BY OR ON BEHALF OF SELLER; AND (c) THE ENVIRONMENTAL CONDITION OF THE ASSETS. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, SELLER EXPRESSLY DISCLAIMS AND NEGATES, AND BUYER HEREBY WAIVES, AS TO PERSONAL PROPERTY, EQUIPMENT, INVENTORY, MACHINERY AND FIXTURES CONSTITUTING A PART OF THE ASSETS: (i) ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY; (ii) ANY IMPLIED OR EXPRESS WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE; (iii) ANY IMPLIED OR EXPRESS WARRANTY OF CONFORMITY TO MODELS OR SAMPLES OF MATERIALS; (iv) ANY RIGHTS OF PURCHASERS UNDER APPROPRIATE STATUTES TO CLAIM DIMINUTION OF CONSIDERATION OR RETURN OF THE PURCHASE PRICE; (v) ANY IMPLIED OR EXPRESS WARRANTY OF FREEDOM FROM DEFECTS, WHETHER KNOWN OR UNKNOWN; (vi) ANY AND ALL IMPLIED WARRANTIES EXISTING UNDER APPLICABLE LAW; AND (vii) ANY IMPLIED OR EXPRESS WARRANTY REGARDING ENVIRONMENTAL LAWS, THE RELEASE OF MATERIALS INTO THE ENVIRONMENT, OR PROTECTION OF THE ENVIRONMENT OR HEALTH, IT BEING

THE EXPRESS INTENTION OF BUYER AND SELLER THAT THE PERSONAL PROPERTY, EQUIPMENT, INVENTORY, MACHINERY AND FIXTURES INCLUDED IN THE ASSETS SHALL BE CONVEYED TO BUYER, AND BUYER SHALL ACCEPT SAME, AS IS, WHERE IS, WITH ALL FAULTS AND IN THEIR PRESENT CONDITION AND STATE OF REPAIR AND BUYER REPRESENTS TO SELLER THAT BUYER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS WITH RESPECT TO SUCH PERSONAL PROPERTY, EQUIPMENT, INVENTORY, MACHINERY AND FIXTURES AS BUYER DEEMS APPROPRIATE. SELLER AND BUYER AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW TO BE EFFECTIVE, THE DISCLAIMERS OF CERTAIN WARRANTIES CONTAINED IN THIS SECTION ARE “CONSPICUOUS” DISCLAIMERS FOR THE PURPOSES OF ANY APPLICABLE LAW, RULE OR ORDER.
          (l) Exhibits. All attachments to this Agreement, including, without limitation, Exhibits and schedules that may be attached hereto (the “Attachments”), are an integral part of this Agreement and are hereby made a part of this Agreement and incorporated herein by this reference. Any reference to this Agreement includes such Attachments. All references in this Agreement to Attachments shall be deemed to be references to the Attachments attached hereto.
          (m) Limitation of Damages. Notwithstanding any other provision of this Agreement (or any other agreement related hereto) to the contrary, in no event shall either Party be liable to the other or entitled to recover incidental, consequential, special, indirect, multiple, statutory, exemplary, or punitive damages. This limitation of damages shall survive the termination or extinction of this Agreement without limit.
          (n) Construction. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. The Parties acknowledge that they have participated jointly in the negotiation and drafting of this Agreement and as such the Parties agree that if an ambiguity or question of intent or interpretation arises hereunder, this Agreement shall not be construed more strictly against one Party than the other on the grounds of authorship. The words “this Agreement,” “this instrument,” “herein,” “hereof,” “hereby,” “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular sections or subdivisions unless expressly so limited. The phrases “this section” and “this subsection” and similar phrases refer only to the sections or subsections hereof in which such phrases occur. The word “or” is not exclusive, and the word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine and neuter genders shall be construed to include any other gender, and words in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.
          (o) Execution of Agreement. This Agreement may be executed by signing the original or a counterpart thereof. If this Agreement is executed in counterparts, all counterparts taken together shall have the same effect as if all the Parties had signed the same instrument. A facsimile signature shall be treated as an original signature.

          (p) Interest Accrued Upon Earnest Money Non-Refundable Deposit. Interest, if any, that may accrue on the Earnest Money Non-Refundable Deposit between the date of execution hereof and the Closing or the termination of this Agreement shall belong to the Seller and shall not be included in the amount of the Earnest Money Non-Refundable Deposit to be credited to the Purchase Price at Closing and shall not be included in the amount of the Earnest Money Non- Refundable Deposit to be returned to Buyer in the event that Buyer is entitled to the return of the Earnest Money Non-Refundable Deposit upon termination of this Agreement as provided herein.
     18. Operations Pending Closing. Prior to Closing, Seller will conduct all operations related to the Assets in its usual manner and in accordance with its past practices. Seller will use its reasonable commercial efforts to preserve the Assets in their current condition. For purposes of this Agreement, “reasonable commercial efforts” shall mean the efforts that a reasonably prudent person would take and will not be deemed to require a person to undertake extraordinary, unusual or unreasonable measures, including making any significant payments.
[Signature Page Follows]

Executed this 10th day of November 2009.

SELLER: VERNON E. FAULCONER INC., agent on behalf of its affiliate record title holders
By:	/s/ Jean Crawley
Jean Crawley
Vice President

BUYER: Legacy Energy, Inc.
By:	/s/ Clarence Cottman III
Clarence Cottman
President

EXHIBIT A
THE LEASES

EXHIBIT B
THE WELLS

EXHIBIT C
CONTRACTS

EXHIBIT D
FORM OF ASSIGNMENT, BILL OF SALE AND CONVEYANCE

EXHIBIT E
OFFICER CERTIFICATE FOR SELLER

EXHIBIT F
OFFICER CERTIFICATE FOR BUYER

SCHEDULE 2(f)
EXCLUDED PUMPING UNITS

SCHEDULE 7(c)
FORM OF PRELIMINARY SETTLEMENT STATEMENT

SCHEDULE 8
ALLOCATED VALUES